SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

09046710

SUPPL

30 July 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 30 July 2009 which we released to The Stock Exchange of Hong Kong Limited on 30 July 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Tracy Kong
Assistant Company Secretary

Encl

Mail Processing Section
AUG 03 2009
Washington, DC
121

8/11

E:\bryant\PRC\S'La Hotel (Qufu)\share transfer\ltr to SEC.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

CONNECTED TRANSACTION RELATING TO THE PURCHASE OF THE ENTIRE EQUITY INTEREST IN THE QUFU COMPANY

The board of directors of SA announces that, on 29 July 2009, SACL, a wholly-owned subsidiary of SA, entered into the Sale and Purchase Agreement with KPCL, a wholly-owned subsidiary of KPL, pursuant to which KPCL has agreed to sell and SACL has agreed to purchase the entire equity interest in the Qufu Company at a consideration of HK$51,148,000 (subject to adjustments).

The Qufu Company owns a piece of land at the Qufu City, Shandong Province, PRC with a size of 50,700 square meters which could be used primarily for hotel development.

As at the date of this announcement, KHL is the controlling shareholder of both KPL and SA. KPL is an associate of KHL and therefore KPL is a connected person of SA. The entering into of the Sale and Purchase Agreement constitutes a connected transaction for SA under the Listing Rules.

As the consideration ratio exceeds 0.1% but is less than 2.5%, the entering into of the Sale and Purchase Agreement is subject to the reporting and announcement requirements by SA but is exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules. Details of the transaction will be included in the next published annual report and accounts of SA.

INTRODUCTION

On 29 July 2009, the Parties entered into the Sale and Purchase Agreement pursuant to which KPCL agreed to sell and SACL agreed to purchase the entire equity interest in the Qufu Company. A summary of the main terms of the Sale and Purchase Agreement is set out below.

THE SALE AND PURCHASE AGREEMENT

Date: 29 July 2009

Parties:
(i) KPCL as seller; and
(ii) SACL as purchaser

Interest to be purchased: The entire equity interest in the Qufu Company

Effective Date of the Sale and Purchase: The Sale and Purchase shall take effect on the date (the "**Effective Date**") when:

(a) the Sale and Purchase is approved by the relevant PRC approval authorities, and all procedures for registration of change of shareholder of the Qufu Company with SAIC are completed; and

(b) all procedures as required by the Listing Rules by KPL and SA are completed.

If the Effective Date does not occur within 6 months from the date of the Sale and Purchase Agreement, unless the Parties otherwise agree in writing, the Sale and Purchase Agreement shall lapse unconditionally and all the rights and obligations of the Parties shall cease.

From the Effective Date, SACL shall become the owner of the entire equity interest in the Qufu Company.

After the Effective Date, the Parties shall procure the Qufu Company to complete relevant procedures for change of registration as required under the PRC laws, and for re-issue of relevant licenses and/or certificates of the Qufu Company. "**Change of Registration Date**" will occur on the date the aforesaid procedures have been completed.

Consideration and its adjustments: The Consideration is HK$51,148,000 (subject to adjustments), which shall be payable within five business days after the Change of Registration Date, or such other date as the Parties may agree.

The Parties agreed that if the Change of Registration Date does not occur on 30 September 2009, the Consideration will be adjusted (upwards or downwards) by an interest at a rate of 5.5% per annum.

The Parties further agreed that if the tax pertaining to the Sale and Purchase payable by KPCL exceeds HK$258,000, an excess of up to HK$242,000 would be payable by SACL. If such tax is less than HK$258,000, the Consideration would be reduced by the shortfall.

INFORMATION ABOUT THE QUFU COMPANY

The Qufu Company is a wholly foreign-owned enterprise incorporated under the laws of PRC by KPCL. The registered capital of the Qufu Company is RMB150,000,000 (approximately HK$170,455,000). As at the date of the Sale and Purchase Agreement, KPCL has contributed HK$47,000,000 as the registered capital of the Qufu Company. As at 31 December 2008, the audited net asset value of the Qufu Company is RMB42,968,800.

The business of the Qufu Company is to own and develop a piece of land at the Qufu City, Shandong Province, PRC with a size of 50,700 square meters. It is intended that a hotel development be developed primarily at this site.

The Qufu Company was established by KPCL on 2 January 2008. The Qufu Company has not recorded any profit or loss since its incorporation.

FINANCIAL EFFECTS OF THE SALE AND PURCHASE

The Consideration was arrived at after arm's length negotiations between the Parties, taking into account, amongst other things, the value of the land owned by the Qufu Company, the amount of capital that KPCL has provided to the Qufu Company and the tax payable as a result of the share transfer.

It is currently expected that the Consideration will be funded by the SA Group from its internal cash reserves and/or external bank borrowings. SA is not able to ascertain the proportion between internal cash reserves and external bank borrowings at this stage. The said funding requirement is not expected to have any material impact on the SA Group.

REASONS FOR THE SALE AND PURCHASE

SA considers that the acquisition of the Qufu Company will provide an opportunity for SA to develop a hotel at the land at Qufu owned by the Qufu Company. With the experience, standing and expertise of SA in the hotel industry, it will be in the interests of SA to acquire the Qufu Company. The SA Directors (including the independent non-executive SA Directors) consider that the Sale and Purchase Agreement is on normal commercial terms, in the ordinary and usual course of business of SA, the terms are fair and reasonable and in the interests of the shareholders of SA as a whole.

INFORMATION ABOUT KPL GROUP AND SA GROUP

The KPL Group is principally engaged in (i) property development, investment and management in Hong Kong, PRC and the Asia Pacific region; (ii) logistics, freight and warehouse ownership and operations; (iii) infrastructure-related investment in Hong Kong and PRC; and (iv) hotel ownership in Hong Kong, and hotel ownership and operations in PRC.

The SA Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. SA's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos.

IMPLICATIONS UNDER THE LISTING RULES

KPCL is an indirect wholly-owned subsidiary of KPL and SACL is an indirect wholly-owned subsidiary of SA.

As at the date of this announcement, KHL is the controlling shareholder of both KPL and SA. KPL is an associate of KHL and therefore KPL is a connected person of SA. The entering into of the Sale and Purchase Agreement constitutes a connected transaction for SA under the Listing Rules.

As the consideration ratio exceeds 0.1% but is less than 2.5%, the entering into of the Sale and Purchase Agreement is subject to the reporting and announcement requirements by SA but is exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules. Details of the transaction will be included in the next published annual report and accounts of SA.

DEFINITIONS

"associate"	has the meaning ascribed to it in the Listing Rules;
"connected person"	has the meaning ascribed to it in the Listing Rules;
"Consideration"	the consideration in the amount of HK$51,148,000 (subject to adjustments);
"controlling shareholder"	has the meaning ascribed to it in the Listing Rules;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	Hong Kong Special Administrative Region of PRC;
"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong, which as at the date of this announcement is the controlling shareholder of each of KPL and SA;
"KPCL"	Kerry Properties (China) Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of KPL;
"KPL"	Kerry Properties Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange;
"KPL Group"	KPL and its subsidiaries;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Parties"	KPCL and SACL;
"PRC"	the People's Republic of China;

"Qufu Company"	Kerry Real Estate (Qufu) Co., Ltd. (嘉里置業(曲阜)有限公司) (to be renamed), a wholly foreign-owned enterprise incorporated in PRC which is 100% owned by KPCL;
"RMB"	Renminbi, the lawful currency of PRC;
"SA"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the Stock Exchange with secondary listing on the Singapore Exchange Securities Trading Limited;
"SA Directors"	directors of SA;
"SA Group"	SA and its subsidiaries;
"SACL"	Shangri-La China Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of SA;
"SAIC"	the State competent authorities of administration for industry and commerce of PRC;
"Sale and Purchase"	the sale and purchase of the entire equity interest in the Qufu Company between KPCL as seller and SACL as purchaser;
"Sale and Purchase Agreement"	the sale and purchase agreement dated 29 July 2009 entered into between KPCL as seller and SACL as purchaser relating to the Sale and Purchase;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and
"%"	per cent.

Amounts denominated in RMB in this announcement have been converted into HK$ at the rate of RMB0.88 = HK$1 for illustration purposes.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

As at the date of this announcement, the SA Directors are Mr Kuok Khoon Ean, Mr Lui Man Shing and Mr Madhu Rama Chandra Rao as executive directors; Mr Ho Kian Guan, Mr Kuok Khoon Loong, Edward, Mr Roberto V. Ongpin and Mr Ho Kian Hock (alternate to Mr Ho Kian Guan) as non-executive directors; and Mr Alexander Reid Hamilton, Mr Timothy David Dattels, Mr Wong Kai Man, BBS, JP and Mr Michael Wing-Nin Chiu as independent non-executive directors.

Hong Kong, 30 July 2009

* *For identification purpose only*